November 23, 2009

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:          Michaels Stores, Inc.

Form 10-K for Fiscal Year Ended January 31, 2009

Filed April 2, 2009

Form 10-Q for Fiscal Quarter Ended August 1, 2009

Filed September 4, 2009

Form 8-K Filed August 25, 2009

File No. 1-9338

Dear Mr. Thompson:

I am writing in connection with the letter dated November 13, 2009 providing additional comments on the Company’s most recent Form 10-K, Form 10-Q and Form 8-K filed on August 25, 2009.  Your letter indicates that the Company should respond to the comments within 10 business days or tell you when it would provide a response.  This is to inform you that the Company plans to respond on or before December 15, 2009.  Please let me know if you have any concerns about the Company providing a response no later than that date.

We greatly appreciate your consideration of this matter.

Please direct any questions to my attention at (972) 409-1581.

Sincerely,

/s/ Elaine D. Crowley

Elaine D. Crowley
Executive Vice President — Chief Financial Officer